EXHIBITS

Exhibit Number	Page

Copies of the disclosure letters that PLDT Inc. (the “Company”) filed on May 14, 2026 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in connection with the following matters:

(a)
Press release in connection with the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2026;

(b)
Declaration of a cash dividend of P12,420,000.00 on all of the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company for the quarter period ending June 15, 2026 and payable on June 15, 2026 to the holder of record as of May 21, 2026.

The cash dividend was declared out of the audited unrestricted retained earnings of the Company as at December 31, 2025, which are sufficient to cover the total amount of the dividend declared;

(c)
Approval by the Board of Directors of the Company’s acquisition of the remaining 65.1% equity interest in Radius Telecoms, Inc.;

(d)
Retirement of an officer;

(e)
Appointment of an officer-in-charge; and

(f)
Extension of employment of an officer.

May 14, 2026

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith the press release of PLDT Inc. (the “Company”) in connection with the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2026.

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,317 As of April 30, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
May 14, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No.: 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on May 14, 2026, the Board approved the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2026.

A copy of the press release is attached herewith.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

May 14, 2026

CONSOLIDATED GROSS SERVICE REVENUES UP 3%

TO ₱54.9 B IN Q1 2026

NET SERVICE REVENUES STABLE AT ₱48.9 B

UP 2%, EXCLUDING LEGACY SERVICES

DATA AND BROADBAND

ACCOUNT FOR 86% OF SERVICE REVENUES AT ₱41.9 B

CONSOLIDATED EBITDA ROSE 2% TO ₱28.3 B

EBITDA MARGIN STABLE AT 52%

CORE INCOME SUSTAINED MOMENTUM, GAINING 2% TO ₱9.1 B WIRELESS CONSUMER REVENUES TOTALED ₱21 B

WIRELESS CONSUMER DATA REVENUES AT ₱19.4 B, UP 1%

FIXED WIRELESS REVENUES UP 18%

FIBER REVENUES STEADY AT ₱14.7 B

FIBER MADE UP 98% OF TOTAL HOME REVENUES OF ₱15 B

ENTERPRISE REVENUES HIGHER AT ₱12.4 B CORP DATA/ICT REVENUES AT ₱9.3 B, RISING 5% ICT REVENUES SURGED 17%

Q1 2026 CAPEX AT ₱10 B FROM ₱10.8 B LAST YEAR;

POSITIVE FREE CASH FLOW SUSTAINED MAYA PROFITABILITY SUSTAINED

CONTINUING FOCUS ON SUSTAINABILITY AFFIRMED AND GUIDED BY CONSULTATIONS WITH STAKEHOLDERS

MANILA, Philippines 14th May 2026 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI)

reported Gross Service Revenues growth of 3% to ₱54.9 billion, while Net Service Revenues (net of interconnect costs) held steady at ₱48.9 billion in the first quarter of 2026. Growth in data and broadband helped offset declines in legacy services, supporting stable earnings and margins. Data and broadband revenues totaled ₱41.9 billion, accounting for 86% of Net Service Revenues versus 85% last year. Excluding legacy drag, Net Service Revenues grew 2%.

Consolidated EBITDA increased 2% to ₱28.3 billion, with EBITDA margin steady at 52% for the quarter.

Capital expenditure for the first three months of 2026 amounted to ₱10 billion, compared to ₱10.8 billion in the same period last year, as PLDT continued to exercise discipline in capital spending while prioritizing investments that support growth and service quality. This helped support PLDT’s positive free cash flow position as of end-March.

Core Income increased 2% to ₱9.1 billion, supported by Maya’s continued contribution and gains from asset sales under PLDT’s ongoing asset monetization program. This helped offset higher depreciation and amortization and softer telco operating results, with Telco Core Income at ₱8.6 billion. Reported Net Income for the first quarter of 2026 stood at ₱8.9 billion.

Consolidated Net Debt as of end-March 2026 amounted to ₱282.3 billion, while Net Debt-to-EBITDA improved to 2.53x from 2.56x as of end-2025. Gross Debt was at ₱297.3 billion, with maturities well spread out. U.S. dollar-denominated debt accounted for 14% of Gross Debt, while unhedged debt remained limited at 5% of total debt. PLDT also continued to actively manage its funding costs, working with its bank partners to negotiate more favorable spreads and tenors on benchmark-linked borrowings, helping keep net financing costs steady quarter-on-quarter. PLDT’s credit ratings from Moody’s and S&P Global remain at investment grade.

“We are moving in the right direction,” said Manuel V Pangilinan, PLDT and Smart Chairman and CEO. “The fundamentals are sound, and the momentum is there, but our team is capable of more. We expect more of ourselves, and we intend to deliver.”

Wireless Consumer: 5G and hyper-personalization support resilient data growth

PLDT’s Wireless Consumer segment generated ₱21.0 billion in revenues in the first quarter of 2026. While consumer spending remained selective during the quarter, Smart’s mobile subscriber base continued to recover, with demand for connectivity reflected in sustained growth in data revenues, healthy usage, and strong momentum in Fixed Wireless Access.

Wireless consumer data revenues (including Fixed Wireless Access or FWA) increased 1% to ₱19.4 billion, now accounting for 92% of total Wireless Consumer revenues. Mobile data revenues stood at ₱18.9 billion, supported by continued engagement across video, mobile games, social media, messaging, and app-based usage.

Usage growth remained healthy. Total data traffic rose 10% to 1,583 petabytes in the first three months of 2026, reflecting sustained data engagement across the base and growth of 5G FWA. As of end-March, active data users increased to 44.1 million from 43.2 million as of end-2025, supporting continued scale in data consumption and providing a strong runway for targeted offer design and 5G-led engagement.

FWA is a key growth area, with revenues up 18% year-on-year. This growth was supported by the shift in technology from 4G to 5G FWA, which improved customer experience and enabled better monetization of available 5G capacity. FWA also continues to complement PLDT Home by serving demand for flexible home connectivity, particularly among households seeking prepaid broadband options where fiber is not yet available. This continued shift toward LTE/5G and data-led usage reflects the growing relevance of mobile data as the core of Smart’s Wireless Consumer business.

5G adoption continues to accelerate. 5G device users increased 34% year-on-year to

12.2 million, representing 20% of subscribers. The wider availability of affordable 5G handsets and Smart’s network optimization and targeted rollouts continue to drive the move toward faster, more reliable connectivity and richer digital use cases.

Smart is also sharpening its monetization efforts through more intentional, data-led execution. Hyperpersonalized offers, dynamic pricing, and upsell programs allow Smart to match the right offer to the right customer at the right time, improving relevance, supporting take-up, and helping convert sustained data usage into higher value over time.

Home: Strengthening customer experience and value proposition amid transformation

PLDT Home accelerated its transformation initiatives in the first quarter of 2026 as part of its broader efforts to enhance customer experience and support long-term growth.

This marked a pivotal rollout of cloud-based, AI-ready operational support systems (OSS) aimed at modernizing digital infrastructure, streamlining operations, and strengthening scalability.

Amid this transition, PLDT Home sustained fiber revenues at P14.7 billion, flat year-on-year. Total Home revenues came in at P15.0 billion, down by 1% year-on-year, reflecting temporary OSS migration-related constraints, as well as lower legacy revenues. Home subscribers remained at 3.80 million as of end-March 2026.

PLDT Home Fiber ARPU stood at ₱1,347, impacted by two temporary factors: customer assistance for typhoon-affected subscribers and the aforementioned OSS migration. Churn, however, remained stable at 1.8%, reflecting continued customer loyalty and the resilience of the Home subscriber base.

Amid tensions in the Middle East, and in line with the Philippine Government’s call to provide essential support to Filipinos, PLDT Home enabled free International Direct Dial (IDD) calls, to help subscribers reach loved ones in Bahrain, Kuwait, Iraq, Oman, Qatar, Saudi Arabia, United Arab Emirates, Israel, and Iran. This initiative supported families in the Philippines who needed to stay connected with loved ones in conflict-affected regions, recording a total of 8,294 minutes from 2,308 calls during the period.

Building on its transformation momentum, PLDT Home continues to enhance its product portfolio to support subscriber growth. This includes Fiber Prepaid services with new load packages and expanded payment partners including Maya, GCash, SM, and Smart loading partners to make affordable internet more accessible to Filipinos.

Beyond connectivity, PLDT Home continues to expand its digital services through its Home Life portfolio, which includes StreamTV+, a premium streaming device developed in collaboration with global technology leaders Sagemcom, Bang & Olufsen, and Dolby, delivering a more immersive home entertainment experience for customers. Complementing this, PLDT Home partnered with TP-Link to launch a Smart Home Starter Kit, enabling customers to adopt smart home security and automation through affordable packages.

Enterprise: Sustaining growth momentum on ICT expansion and network modernization

PLDT’s Enterprise Business reported revenues of ₱12.4 billion for the first quarter of 2026, a 4% increase year-on-year, supported by sustained demand for ICT and digital infrastructure services, alongside strong Wireless performance.

Growth in the quarter was primarily driven by Corporate Data and ICT, which rose 5% year on year to ₱9.3 billion, accounting for 75% of Enterprise revenues. This reflects organizations increasingly consolidating toward integrated, managed, and analytics-driven platforms to improve efficiency, scalability, and decision-making.

Within ICT, revenues grew 17% year-on-year, supported by strong performance in Managed IT Services, Cloud Services, and Data & AI. Managed IT services and Data and AI recorded year-on-year growth of 79% and 31%, respectively, as more enterprises shifted toward managed and analytics-driven platforms. This trend increases solution stickiness and positions ICT as the primary engine of Enterprise revenue growth.

Data Center revenues grew by 10% year-on-year, boosted by sustained demand for secure, carrier-neutral facilities and the expansion of capacity to address increasing data requirements. Growth was likewise supported by Vitro Santa Rosa’s campaign “Tara Na Sa Biyaheng VITRO Sta Rosa”, which underscored the capabilities of PLDT’s AI-ready hyperscale data center—the Philippines’ first.

The Fixed business remained broadly stable, supported by continued enterprise investments in network modernization. Fiber lines expanded by 6% year-on-year, while SD-WAN lines grew by 17% in the same period, as enterprises upgraded to high-capacity fiber and software-defined networks to support multi-site operations, cloud adoption, and more centralized network management. Together, these trends underscore the demand for scalable and reliable connectivity solutions that enable enterprises to efficiently manage distributed operations and support cloud-based and bandwidth-intensive applications.

The Wireless business expanded by 13%, on account of strong performance by A2P, Bizload and IOT, as Wireless solutions continued to power up messaging aggregators, automate load distribution across companies’ workforce, and optimize operational efficiency.

Overall, the Enterprise segment’s performance in the quarter highlights a structural shift toward ICT-led growth, supported by a solid connectivity backbone across Fixed and Wireless solutions. This integrated approach—combining ICT, Fixed, and Wireless—enables enterprises to operate more seamlessly across locations while strengthening the reliability and scalability of their digital infrastructure.

Looking ahead, the Enterprise business is expected to sustain its momentum through continued expansion of ICT services, ongoing network modernization initiatives, and enhancements in service quality and customer experience. These efforts position the segment to capture evolving enterprise requirements as demand for secure, scalable, and intelligent digital infrastructure continues to grow.

Network: Continued investments to enhance coverage, service quality

The PLDT Group continued investing in its fiber and wireless infrastructure to enhance coverage and service quality across the Philippines. As of end-March 2026, the Group’s fiber network spanned 1.29 million cable kilometers of domestic and international fiber.

As the Group continues to explore innovative solutions to bridge coverage gaps, particularly in geographically isolated and disadvantaged areas (GIDAs), PLDT and Smart continued testing direct-to-device satellite-powered mobile connectivity with Lynk Global in Ilocos Region to enable users to send SMS and use apps like WhatsApp even when cell services are unavailable.

Communities like Brgy Subay on Talim Island in Rizal have likewise begun reaping the benefits of PLDT’s deployment of Google’s Taara air laser technology in their area, enriching the day-to-day learning experiences of students and boosting the delivery of local government services to citizens.

PLDT is set to connect thousands of previously unconnected barangays across the country, enabling livelihood, education, digitalized delivery of public service, through strategic coordination with key government agencies and accelerating network deployment nationwide.

Maya sustains growth and profitability in Q1 2026

Maya, the leading digital financial services platform in the Philippines, continued to build on its growth and profitability momentum in the first quarter of 2026. Through its integrated platform spanning payments and digital banking, Maya enables consumers to manage money more effectively while supporting businesses with solutions that improve cash flow and access to financing, reinforcing its position as the country’s leading digital bank and merchant acquirer.

During the quarter, Maya continued to deepen its banking, credit, and payments capabilities, leveraging its proprietary platform and AI-first, data-driven underwriting to expand access to responsible financing. Adoption across the Maya consumer app and Maya Business platform remained strong, driven by the continued scaling of integrated payment acceptance, business deposit, and credit solutions.

As of March 2026, Maya’s deposit balance reached ₱76 billion, up 73% year-on-year, while its loan book stood at ₱33 billion. Asset quality remained stable, with a gross NPL ratio of 4.9%, while lending performance was supported by a loan-to-deposit ratio of 44% and net interest margin of 17.1%

As a group, Maya also sustained its profitability as the platform continues to scale.

Maya’s efforts continue to be recognized through industry awards, including “Neobank of the Year” and “Best Digital Fraud Protection Experience” from The Asset Triple A Digital Awards 2026, and inclusion in Forbes’ World’s Best Banks 2026.

Beyond financial performance, Maya expanded partnerships to drive financial inclusion, including its collaboration with the IT and Business Process Association of the Philippines (IBPAP) to extend digital banking and credit access to 1.9 million digital workers, supporting the development of formal credit histories and improving payroll and disbursement systems for business customers.

Sustainability

After consecutive inclusion in the S&P Global Sustainability Yearbook 2025 and 2026, PLDT was identified as eligible for potential inclusion in the Dow Jones Best-in-Class (DJ BIC) index. While not included in the final DJ BIC constituents, PLDT remains steadfast in embedding sustainability across its business and advancing its ESG commitments.

To better understand its business impact across ESG areas and identify sustainability-related issues most important to its stakeholders, PLDT completed a revalidation of its materiality assessment, identifying Cybersecurity and Data Privacy, Customer Experience, and Customer Welfare as the issues most important to stakeholders.

To combat cybercrimes and online harms, the Group's cybersecurity infrastructure prevented 1.4 billion cyberattacks and disabled 198K mobile numbers involved in phishing, SMShing, and vishing. PLDT and Smart's Child Protection Platform has blocked more than 2.1 million URLs linked to online sexual abuse or exploitation of children since June 2021. The Group also reached over 7,000 individuals through digital empowerment programs and participated in Quezon City's Safer Internet Day.

To help reduce greenhouse gas emissions while improving service reliability, Smart partnered with independent tower company Edgepoint Infrastructure for tower solarization. Piloting in 20 Smart-leased cell sites, primarily those in off-grid areas, this move is expected to help reduce operating costs related to operating diesel gensets, and ensure more regular power supply from installed solar panels equipped with battery storage.

To promote digital inclusion, PLDT and Smart advanced programs uplifting underserved communities. Through the IDEATe for Livelihood Program, 11 scholars secured employment. The Group also represented the Philippine private sector at a digital agriculture forum in Seoul, showcasing #KonektedForLivelihoods programs that have helped farmers and MSMEs increase incomes by up to 400%.

To ensure organizational alignment of employee KPIs with group wide ESG goals, PLDT and Smart conducted trainings and roadshows covering energy efficiency, decarbonization, circularity, and child protection. These topics are also integrated into the Be Kind. Recycle. program onboarding sessions for customer communities.

To advance sustainable supply chain practices, PLDT participated in HSBC's 3rd Sustainability Forum for suppliers, sharing its own ESG journey and encouraging others to integrate sustainability into their operations.

To champion sustainability among Philippine corporates, PLDT deepened its commitment to the UN Global Compact's local chapter, with its Chief Sustainability Officer elected as Chairperson. PLDT also joined the Philippine Business Coalition for Women Empowerment's Leaders for Change Roundtable.

The Group received the following international citations during the quarter:

PLDT was recognized by the Thomson Reuters Foundation's Workforce Disclosure Initiative with a special mention under the Workforce Action category and a shortlist placement for the Best First Time Responder Overall Award at the 2025 WDi Workforce Transparency Awards.

Smart was recognized by GSMA as among mobile operators helping bridge the digital usage gap, highlighting the Digital Farmers Program and eBizNovation programs under its Breaking Barriers campaign.

OUTLOOK

For 2026, PLDT expects capex to be in the mid-₱50 billion range, reflecting disciplined investment. PLDT intends to sustain positive free cash flow and maintain a 60% dividend payout.

X X X

PLDT INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at March 31, 2026 and December 31, 2025

(in million pesos)

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment	327,288	327,989
Right-of-use assets	47,348	48,777
Investments in associates and joint ventures	53,716	52,425
Financial assets at fair value through profit or loss	1,036	1,030
Debt instruments at amortized cost – net of current portion	410	350
Investment properties	8,135	7,789
Goodwill and intangible assets	64,405	64,421
Deferred income tax assets – net	10,601	11,582
Derivative financial assets – net of current portion	688	617
Prepayments and other nonfinancial assets – net of current portion	47,262	46,486
Contract assets – net of current portion	357	333
Other financial assets – net of current portion	3,638	3,616
Total Noncurrent Assets	564,884	565,415
Current Assets
Cash and cash equivalents	14,534	11,866
Short-term investments	10	10
Trade and other receivables	32,259	31,367
Inventories and supplies	2,328	1,843
Current portion of contract assets	988	1,154
Current portion of derivative financial assets	434	203
Current portion of debt instruments at amortized cost	40	20
Current portion of prepayments and other nonfinancial assets	17,171	16,191
Current portion of other financial assets	416	339
	68,180	62,993
Assets classified as held-for-sale	6,491	6,420
Total Current Assets	74,671	69,413
TOTAL ASSETS	639,555	634,828

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505
Capital in excess of par value	130,204	130,204
Retained earnings	42,244	43,328
Other comprehensive loss	(41,625)	(41,741
Total Equity Attributable to Equity Holders of PLDT	125,921	126,889
Noncontrolling interests	1,247	1,194
TOTAL EQUITY	127,168	128,083

)

)

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at March 31, 2026 and December 31, 2025 (in million pesos)

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	266,392	278,868
Lease liabilities – net of current portion	52,157	55,276
Deferred income tax liabilities – net	80	75
Customers’ deposits	1,273	1,262
Pension and other employee benefits	3,898	3,810
Deferred credits and other noncurrent liabilities	8,741	8,311
Total Noncurrent Liabilities	332,541	347,602
Current Liabilities
Accounts payable	53,731	56,379
Accrued expenses and other current liabilities	71,989	72,952
Current portion of interest-bearing financial liabilities	29,070	16,180
Current portion of lease liabilities	9,679	8,897
Dividends payable	12,008	2,087
Current portion of derivative financial liabilities	34	77
Income tax payable	1,724	946
	178,235	157,518
Liabilities associated with assets classified as held-for-sale	1,611	1,625
Total Current Liabilities	179,846	159,143
TOTAL LIABILITIES	512,387	506,745
TOTAL EQUITY AND LIABILITIES	639,555	634,828

PLDT INC. AND SUBSIDIARIES CONSOLIDATED INCOME STATEMENTS

For the Three Months Ended March 31, 2026 and 2025

(in million pesos, except earnings per common share amounts which are in pesos)

	For the Three Months Ended
	March 31,
	2026	2025
	(Unaudited)
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues	54,905	53,421
Non-service revenues	1,608	1,856
	56,513	55,277
EXPENSES

Asset impairment	828	867
Interconnection costs	5,996	4,464
	42,752	40,549

OTHER EXPENSES — NET	2,504	2,924

INCOME BEFORE INCOME TAX	11,257	11,804

PROVISION FOR INCOME TAX	2,339	2,740

NET INCOME	8,918	9,064
ATTRIBUTABLE TO:
Equity holders of PLDT	8,869	9,025
Noncontrolling interests	49	39
	8,918	9,064
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	40.98	41.71
Diluted	40.98	41.71

General operating costs	18,204	18,780
Depreciation and amortization	14,280	13,072
Cost of devices, accessories and contract-specific services	3,444	3,366

13,761 14,728

(Php in mn)	PLDT Consolidated
	First Quarter
	2026	2025	% Change
Total revenues	56,513	55,277	2%
Service revenues (a)	54,905	53,421	3%
Expenses (b)	42,752	40,549	5%
Expenses excluding MRP and Interconnection costs	36,509	36,020	1%
MRP and Interconnection costs	6,243	4,529	38%
EBITDA (c)	28,288	27,865	2%
EBITDA Margin	52%	52%
Income before Income Tax	11,257	11,804	(5%)
Provision for Income Tax	2,339	2,740	(15%)
Net Income - Attributable to Equity Holders of PLDT	8,869	9,025	(2%)
Telco Core Income (d)	8,578	8,776	(2%)
Core Income (e)	9,093	8,893	2%

(a) Service Revenues, gross of interconnection costs Service Revenues, gross of interconnection costs	54,905	53,421	3%
Interconnection costs	5,996	4,464	34%
Service Revenues, net of interconnection costs	48,909	48,957	-

(b) Expenses include Interconnection Costs and MRP expenses

(c) EBITDA excluding the impact of MRP

(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, MRP, share in Maya Innovations Holdings gains (losses), and gains from asset sales

(e) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, and MRP.

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Jinggay N. Nograles Sarah Azucena-Reodica pldt_ir_center@pldt.com.ph corpcomm@pldt.com.ph

About PLDT

PLDT is the Philippines' largest fully integrated telco company. Through its principal business groups — from fixed line to wireless — PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine — listed companies.

Further information can be obtained by visiting www.pldt.com

May 14, 2026

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with the PSE's Revised Disclosure Rules, we submit herewith PSE Disclosure Form 4-2 in relation to the approval by the Board of Directors of PLDT Inc. ("PLDT") of PLDT's proposed acquisition of the remaining 65.1% equity interest in Radius Telecoms, Inc.

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,317 As of April 30, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
May 14, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

PLDT Inc.

TEL

PSE Disclosure Form 4-2 – Acquisition/Disposition of Shares

of Another Corporation

References: SRC Rule 17 (SEC Form 17-C) and Section 4.4 of

the Revised Disclosure Rules

Subject of the Disclosure
Proposed acquisition by PLDT Inc. ("PLDT") of the remaining 65.1% equity interest in Radius Telecoms, Inc. ("Radius")
Background/Description of the Disclosure

On May 14, 2026, the Board of Directors of PLDT (the "Board") approved the proposed acquisition by PLDT of 4,647,494 common shares of Radius, representing the remaining 65.1% equity interest in Radius, from Paragon Vertical Corporation ("Paragon"), subject to the execution of definitive agreements and the satisfaction of applicable closing conditions (the "Proposed Acquisition").

PLDT currently owns 34.9% of the total issued and outstanding capital stock of Radius. Upon completion of the Proposed Acquisition, PLDT will own 100% of the total issued and outstanding capital stock of Radius.

The other details of the Proposed Acquisition are set out below.

Date of Approval by Board of Directors
May 14, 2026
Rationale for the transaction including the benefits which are expected to be accrued to the Issuer as a result of the transaction
The Proposed Acquisition will allow PLDT to complete its ownership of Radius. Radius owns fiber facilities that serve enterprise buildings, residential multi-dwelling units, and villages.
Details of the Acquisition
Date	To be announced upon execution of definitive agreements and completion of the Proposed Acquisition.
Manner

PLDT will acquire from Paragon 4,647,494 common shares of Radius, representing 65.1% of the total issued and outstanding capital stock of Radius, pursuant to definitive agreements to be executed by the parties.

Description of the company to be acquired

Radius is a corporation duly organized under Philippine laws and with office address at 12th Floor, Tower 2, Rockwell Business Center, Ortigas Avenue, Pasig City. Radius holds a congressional telecommunications franchise to construct, install, establish, operate, and maintain for commercial purposes and in the public interest, the business of providing basic and enhanced telecommunications services in the Philippines, and between the Philippines and other countries and territories.

Radius is currently 65.1% owned by Paragon and 34.9% owned by PLDT. Paragon is a wholly-owned subsidiary of e-Meralco Ventures, Inc., a wholly-owned subsidiary of the Manila Electric Company ("MERALCO").

Number of shares to be acquired
4,647,494 common shares of Radius
Percentage to the total outstanding shares of the company subject of the transaction
65.1% of the total issued and outstanding capital stock of Radius
Price per share
The price per share is Php631.52.
Nature and amount of consideration given or received
The amount of consideration for the Proposed Acquisition is Php2,935,000,000.00.
Principle followed in determining the amount of consideration

The amount of consideration for the Proposed Acquisition was determined based on the business valuation of Radius using financial projections and future cash flows, and negotiations between PLDT and Paragon.

Terms of payment

The purchase price shall be payable in cash as follows: (a) 60% of the purchase price shall be paid at closing; and (b) 40% of the purchase price shall be paid on or before the date falling ten (10) months from closing, or on such earlier date as PLDT may determine.

Conditions precedent to closing of the transaction, if any

The closing of the Proposed Acquisition shall be subject to the satisfaction of closing conditions that are customary in transactions of a similar nature, including, but not limited to, the following:

(a) execution of definitive agreements;

(b) procurement of necessary corporate and regulatory approvals, clearances, confirmations or non-objections, including from the Philippine Competition Commission and the National Telecommunications Commission, as applicable;

(c) completion of the required actions relating to Radius' congressional telecommunications franchise and Radius' registration, certificate, confirmation or other authority as a data transmission industry participant, as applicable; and

(d) delivery of other closing deliverables.

Any other salient terms
Upon completion of the Proposed Acquisition, PLDT will own 100% of the total issued and outstanding capital stock of Radius.
Identity of the person(s) from whom the shares were acquired or to whom they were sold
Paragon Vertical Corporation
Nature of any material relationship with the Issuer, its directors/ officers, or any of its affiliates

There are four directors of PLDT who also serve as directors of MERALCO:

(a) Manuel V. Pangilinan;
(b) Ray C. Espinosa;
(c) James L. Go; and
(d) Artemio V. Panganiban.

The foregoing directors of PLDT did not take part in the approval of the Proposed Acquisition.

The Audit Committee of PLDT has reviewed the Proposed Acquisition as a related party transaction.

Effect(s) on the business, financial condition and operations of the Issuer, if any

Upon completion of the Proposed Acquisition, Radius will become a wholly-owned subsidiary of PLDT.

The Proposed Acquisition is not expected to have an adverse effect on PLDT's business, financial condition or operations.

Other Relevant Information
None.

11. Item 9 (Other events)

Attached herewith is PSE Form 4-2 in relation to the proposed acquisition by PLDT Inc. of the remaining 65.1% equity interest in Radius Telecoms, Inc.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this Report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

May 14, 2026

May 14, 2026

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. hereby submits SEC Form 17-C regarding the retirement of an officer, appointment of an officer-in-charge, and extension of employment of an officer.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,317 As of April 30, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
May 14, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 4 (Resignation, Removal or Election of Directors or Officers)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on May 14, 2026:

a.
The Board accepted the retirement of Mr. Danny Y. Yu as Senior Vice President and Chief Financial Officer and Chief Risk Management Officer of the Company effective May 31, 2026. The Board expressed its sincerest gratitude to Mr. Yu for his pivotal role in strengthening the Company’s financial foundation, guiding it with prudence, integrity, and strategic foresight. His steady leadership has been instrumental in ensuring the Company’s stability and resilience, even in challenging times. He defined financial discipline by two standards: (a) judicious use of resources exemplified by decelerating capital expenditures and operating expenses, and (b) tight cash management, enabling the Company’s return to positive free cashflows.

In 2025 or just over two years from Mr. Yu’s joining PLDT in November 2022, PLDT achieved positive free cash flow -- the first full year of positive free cash flow in seven years since 2019 -- while keeping net debt at manageable levels. PLDT’s performance in 2025 underscored the strength of PLDT’s dividend support and the sustainability of its free cash flow and payout.

A meticulous and highly disciplined CFO with a keen eye for detail, Mr. Yu would work for hours to analyze headwinds and market conditions to ultimately make sense of the numbers. He also focused on monetizing legacy assets and strengthened Revenue Assurance and Fraud Management capabilities which prevented sizable potential losses.

Mr. Yu will continue to serve as a director of Smart Communications, Inc. and other subsidiaries and affiliates of the Group and as consultant of the Company.

The Board wished Mr. Yu continued success and fulfillment in all his future endeavors.

b.
The Board approved the appointment of Mr. Leo I. Posadas as Officer-in-Charge of the Finance, Risk, and Sustainability Group, concurrent to his role as Senior Vice President and Treasurer, effective June 1, 2026.

c.
The Board approved the extension of the employment of Ms. Gina Marina P. Ordoñez, Senior Vice President and Chief People Officer, from July 1, 2026 to June 30, 2027.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

May 14, 2026

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : May 14, 2026